CTDC Appoints Chief Scientist

HONG KONG – November 5, 2007 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of renewable energy solutions and network security focusing in the solar energy business in China, today announced the appointment of Dr. Jerry Yan as Chief Scientist. Dr. Yan will assist in the development of the Company’s strategy, establish an expert research and development (R&D) team and manage the international business development operations for the Company.

Dr. Yan is the Chair Professor of Energy Engineering, based in Stockholm, Sweden, where he leads a world-class research team in the renewable energy field. He also provides advisory services for several international organizations and research institutes such as the United Nations, European Union, Asia Development Bank, Swedish Energy Agency and Chinese Academy of Sciences. During his 20 years career in energy engineering and technology innovation, Dr. Yan has taken on many important roles among which were the Conference Chairman for the 3rd International Green Energy Conference and the Principal Editor of international journal, Applied Energy.

Mr. Alan Li, Chairman and Chief Executive Officer of CTDC, commented: “We are very pleased that Jerry has decided to join us as Chief Scientist. His technological expertise, from a combined academic and commercial background, will be extremely valuable to the Company’s future growth. In addition, he will play an important role in helping the Company to participate in, and leverage the potential for the international development of renewable energy applications & solution in China. Dr. Yan’s joining us will help accelerate the cooperation with top-class international organizations and companies.”

Dr. Jerry Yan added, “Photovoltaic (PV) solar energy is one of the fastest-growing and most exciting industries in the world. I am delighted to have this opportunity to work with CTDC. I’m looking forward to playing an active role in helping the Company to enhance its R&D capabilities by exploring international partnerships and introducing the most advanced applicable renewable energy technologies and products into the Chinese market. I believe my role will help the Company further achieve its mission to become a leading renewable energy solution provider in China.”

About CTDC:
CTDC is a provider of renewable energy solutions and network security focusing on the solar energy business in China. CTDC’s ultimate principal shareholder is China Merchants Group (), one of the biggest state-owned conglomerates in China. For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.